Simpson Thacher & Bartlett LLP

900 G STREET, NW
WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500
FACSIMILE: +1-202-636-5502

Direct Dial Number	E-mail Address
+1-202-636-5806	Ryan.Brizek@stblaw.com

April 30, 2025

VIA EDGAR

Christina DiAngelo Fettig

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hamilton Lane Venture Capital and Growth Fund
Registration Statement on Form N-2
1933 Act File No. 333-283909; 1940 Act File No. 811-24036

Dear Ms. Fettig:

On behalf of Hamilton Lane Venture Capital and Growth Fund (the “Fund”), we hereby file with the Securities and Exchange Commission (the “SEC” or “Commission”) Pre-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Registration Statement includes revisions in response to comments from the staff of the Division of Investment Management (the “Staff”) of the Commission received by the undersigned over the phone on April 14, 2025, April 25, 2025, and April 29, 2025, relating to the filing of the Pre-Effective Amendment No. 1 to the Registration Statement (the “Comments”) and revisions to otherwise update disclosure.

In addition, on behalf of the Fund, we are providing the following responses to the Comments. For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement. Where the Fund has proposed revised disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

Comment 1: Under “Fees and Expenses” and throughout the Registration Statement, please revise the following sentence to align with the description in the as-filed Investment Management Agreement: The Investment Management Fee is calculated and paid quarterly at a rate equal to 1.50% per annum based on the Fund’s net asset value calculated and accrued monthly as of the last business day of each quarter.

Response: In light of the Staff’s comment, the Fund has revised this disclosure accordingly.

Comment 2: In footnote (4) to the Summary of Fund Expenses table, please confirm whether the agreement reflecting the Adviser’s waiver of the Investment Management Fee for the six-month period beginning from the effective date of the Registration Statement will be filed by exhibit.

Response: The Fund hereby confirms that it has filed by exhibit the agreement reflecting the Adviser’s waiver of the Investment Management Fee for the six-month period beginning from the effective date of the Registration Statement.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission April 30, 2025

Comment 3: Please confirm that all information in the Registration Statement required to be iXBRL-tagged will be appropriately tagged. Please refer to General Instruction I of Form N-2 and Item 405(b)(3)(iii) of Reg. S-T.

Response: The Fund hereby confirms that all information in the Fund’s Registration Statement required to be iXBRL-tagged has been appropriately tagged, as required by General Instruction I of Form N-2 and Item 405(b)(3)(iii) of Reg. S-T.

Comment 4: Please confirm that the 6-month waiver of the Investment Management Fee will not be reflected in “Fee Waivers and/or Expense Reimbursements” or the “Total Annual Fund Operating Expenses (after Fee Waivers and/or Expense Reimbursements)” rows of the Expense Table. Please see Item 3.3(e) in Form N-1A. Please update the hypothetical expense examples accordingly.

Response: The Fund hereby confirms that the 6-month waiver of the Investment Management Fee will not be reflected in the Expense Table or hypothetical expense example.

Comment 5: Please disclose whether the Fund holds any affiliated investments required to be disclosed pursuant to Article 12-14 of Regulation S-X.

Response: The Fund hereby confirms that it does not hold any affiliated investments required to be disclosed pursuant to Article 12-14 of Regulation S-X.

Comment 6: In relation to footnote (1), in future filings, please disclose the aggregate cost of each restricted security within the Consolidated Schedule of Investments itself, as opposed to within a footnote.

Response: The Fund respectfully acknowledges the Staff’s comment to disclose the aggregate cost of each restricted security within the Consolidated Schedule of Investments in future filings.

Comment 7: Please supplementally confirm the structure of the Fund’s subsidiaries, including that the Fund’s direct investments are through HL VCGF Holdings LLC.

Response: The Fund hereby confirms that its direct investments are made through HL VCGF Holdings LLC (“Holdings”), a direct wholly owned subsidiary of the Fund. HL VCGF DE Blocker LLC and HL VCGF Cayman Blocker LP (the “Blockers”) are each wholly owned subsidiaries of HL VCGF Holdings LLC. HL VCGF Splitter LLC is a subsidiary of the Blockers and Holdings.

* * * * * * *

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission April 30, 2025

Please do not hesitate to call the undersigned at (202) 636-5806 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Jay Williamson, U.S. Securities & Exchange Commission
Christian Sandoe, U.S. Securities & Exchange Commission
Raymond A. Be, U.S. Securities & Exchange Commission
Andrew Schardt, Hamilton Lane Advisors, L.L.C.
Keith Kleinman, Hamilton Lane Advisors, L.L.C.
Stephanie Chaung, Simpson Thacher & Bartlett LLP
John Dikmak Jr., Simpson Thacher & Bartlett LLP

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